Exhibit 99.4


STOCK OPTION EXCHANGE PROGRAM
DAN CARP VOICE MAIL TO EMPLOYEES
NOVEMBER 30, 2001

o This is Dan Carp with some good news for Kodak people worldwide.

o Today, we are announcing a Stock Option Exchange Program for employees.

o Given it will take a bit of time to distribute information about this program to employees worldwide, I wanted to leave you this message.

o As you know, we give stock options as performance recognition and incentives. Most of you have some of these options--as a result of the two global all-employee grants we made in 1998 and 2000.

o Unfortunately, our undervalued stock price and the recent economic slowdown has dampened the impact of the options. Most have grant prices higher than the current trading price of Kodak stock. Simply put, the perception is that these options have no value.

o In keeping with our recently announced business realignment, which is designed to help drive profitable growth, we want to establish a new performance incentive for employees. You will have a one-time choice to keep your current options, or exchange them for new options to be granted at a later date. In most cases, this won't be a one-for-one exchange, but given existing grant prices, it should increase your opportunity to realize value from your options.

o Some preliminary information about this program will be posted on the Kodak World intranet site. That information will also be distributed in printed form starting next week. But you won't need to make a decision about whether to participate in the program at this time.

o The program is subject to approval of our shareholders at a special meeting scheduled for late January. For those of you who are shareholders, you should read the meeting materials carefully. If approved by the shareholders, you will receive more detailed information to help you make your election. Please read these materials carefully.

o As is customary when companies undertake this type of program, I am not eligible to participate. Neither are the five other highest-ranking company officers. The intent is to address your reward and recognition--and put it back on an even footing with its original intent.

o I've noted before that our current business climate continues to be extremely challenging. As always, Kodak people are responding with renewed commitment and determination.

o More than ever, we need to reward results. This program is a positive step in that direction, and a recognition for your continued efforts. Thank you.